May 13, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Wilson K. Lee, Senior Staff Accountant
Re:    Essex Property Trust, Inc. and Essex Portfolio, L.P. (the "Companies")
Form 10-K for Fiscal Year Ended December 31, 2014 for each of the Companies
    Filed March 2, 2015 for each of the Companies
File Nos. 1-13106 and 333-44467-01, respectively

Dear Mr. Lee:

Essex Property Trust, Inc. (the “Company” or “Essex”) submits this letter in response to comments from the staff (the “Staff’) of the Securities and Exchange Commission (the “SEC”) received by a letter, dated April 28, 2015, related to the above filing. On May 8, 2015, we submitted a response to the Staff’s April 28th comment letter. As a result of subsequent discussions with the Staff, we are hereby modifying our response to the Staff’s comment. The response set forth below supersedes the response set forth in our May 8, 2015 letter.
In this letter, we have recited the comment from the Staff in italicized, bold type, and have followed the comment with the Company’s response in regular type.
Form 10-K for the year ended December 31, 2014 for each of the Companies

Item 6. Selected Financial Data, pages 32-36

1.
In arriving at Funds from operations, you start with Net income available to common stockholders. As a result, it appears Funds from operations is actually Funds from operations attributable to just common stockholders instead of all equity stockholders. In future periodic filings please re-title "Funds from operations" to the more appropriate "Funds from operations attributable to common stockholders".

Response:

Funds from Operations (“FFO”) includes net income attributable to the noncontrolling interest of limited partner unit holders of the Company’s operating partnership, Essex Portfolio, L.P. (“EPLP”), and excludes net income attributable to other noncontrolling interests and dividends relating to preferred stockholders. Accordingly, we will re-title "Funds from operations" as "Funds from operations attributable to common stockholders and unitholders" in future periodic filings.
We acknowledge that the adjustment for noncontrolling interest attributable to the limited partner unitholders of EPLP was included, without specificity, as an "other" adjustment in the line item "Depreciation add back from unconsolidated co-investments, and other, net" on page 34 of the Form 10-K for the year ended December 31, 2014 and that our FFO table does not clearly set forth that the FFO amount also includes that noncontrolling interest adjustment. Accordingly, in future periodic filings, we will set forth in a separate line item, the add back of net income allocated to such noncontrolling interest.
*    *    *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance
Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

Phone: +1 650 494 3700
Fax: +1 650 494 8743
Email: mdance@essexpropertytrust.com

925 East Meadow Drive Palo Alto California 94303 telephone 650 494 3700 facsimile 650 494 8743
www.essex.com